Exhibit 99.1
Navios Maritime Holdings Inc. Reports Financial Results for the
Second Quarter and Six Months Ended June 30, 2009
•	15.6% increase in quarterly EBITDA to $53.4 million compared to second quarter of 2008

•	Reports EPS of $0.21 for the second quarter of 2009

•	Declares quarterly dividend of $0.06 per share for the second quarter of 2009

•	Updates charter-out coverage to 99.0% for 2009, 81.4% for 2010, 63.2% for 2011 and 57.7% for 2012
PIRAEUS, GREECE August 19, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the second quarter and six months ended June 30, 2009.
“We are pleased with our performance for the first six months. We have solidified our balance sheet, originated approximately $700.0 million of long term debt financing and agreed to issue $213.1 million of mandatorily convertible preferred stock. We have also improved our cash flow by acquiring six new vessels which will generate about $60.0 million of annual EBITDA. We accomplished all of this while protecting shareholders interests”, stated Angeliki Frangou, Chairman and CEO of Navios Holdings. Ms. Frangou continued, “We believe that our good reputation, strong balance sheet and significant cash flow afford Navios the opportunity to be patient while we await market developments.”
SECOND QUARTER 2009 HIGHLIGHTS — RECENT DEVELOPMENTS
Acquisition of Six New Capesize Vessels
Navios Holdings agreed to purchase four Capesize vessels in June 2009 and two Capesize vessels in August 2009. All vessels are currently under construction at the same South Korean shipyard. The vessels will be employed under existing long term charter-out agreements with an average length of 9.8 years. The vessels are expected to generate approximately $60.0 million in annual EBITDA (assuming operating expense of $5,000 per day and 360 revenue days per year).
The nominal purchase price for the six new vessels is approximately $466.0 million, of which $213.1 million was funded by mandatorily convertible preferred stock (described below). The use of preferred stock that mandatorily converts into common at a price of not less than $10.00 per share effectively reduces the average vessel acquisition price to $61.1 million from a nominal acquisition price of $77.7 million.
The details of the six new Capesize vessels and their related charters are set forth in the below table:

				Annual	Charter-out	Charter
			Delivery	EBITDA	rate per day	Term
Name	Type	DWT	Date	(millions)	(net)	(years)	Profit Share
NB1	Capesize	180,000	8/2010	$8.7	$29,356	12	50/50 in excess of $37,500
NB2	Capesize	180,000	9/2010	$8.7	$29,356	10	50/50 in excess of $38,500
NB3	Capesize	180,000	2/2011	$8.7	$29,356	12	50/50 in excess of $37,500
NB4	Capesize	180,000	8/2010	$16.4	$50,588	5	n/a
NB5	Capesize	180,000	10/2010	$8.7	$29,356	10	50/50 in excess of $38,500
NB6	Capesize	180,000	12/2010	$8.7	$29,356	10	50/50 in excess of $38,500

Delivery of Three Newbuild Capesize Vessels
During June and July 2009, Navios Holdings took scheduled delivery of three newbuild Capesize vessels, constructed by South Korean shipyards. The three vessels will be employed under existing long-term charter-out contracts that are expected to generate a total annual EBITDA of approximately $46.6 million (assuming operating expense of $5,000 per day and 360 revenue days per year). These contracts have been insured by an AA+ EU governmental agency.
Navios Holdings issued a $20.0 million unsecured bond due 2012 (“Debt Security”) in partial payment of the acquisition price of a Capesize vessel. The Debt Security is not convertible into any other security of Navios Holdings. Interest will accrue on the principal amount of the Debt Security at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, on the maturity date. The Debt Security may be prepaid by Navios Holdings at any time without penalty.
Issuance of Mandatorily Convertible Preferred Stock
In June 2009 and August 2009, Navios Holdings agreed to issue $213.1 million in mandatorily convertible preferred stock. $52.8 million will be used to partially finance three existing Capesize vessels, scheduled for delivery in the fourth quarter of 2009, in accordance with the amended agreements.
In general, the holders of the mandatorily convertible preferred stock will receive an annual dividend equal to 2%, payable quarterly, until such time as the preferred stock converts into common stock.
The preferred shares will mandatorily convert into common stock upon the following events: (1) following the third anniversary of issuance, if the common stock closing price is at least $20.00 per share for 10 consecutive business days, then the outstanding shares of preferred stock automatically convert at a conversion price of $14.00 per share of common stock; and (2) 30% of the then-outstanding mandatorily convertible preferred stock will mandatorily convert into common stock five years from the date of issuance and any remaining then-outstanding preferred stock will convert 10 years from the date of issuance at a $10.00 price per share of common stock.
The holder shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity date at a price of $14.00 per share of common stock.
The number of shares of common stock that may be issued ranges from 15.2 million, if all shares of preferred stock are converted at $14.00 per share, to 21.3 million, if all shares of preferred stock are converted at $10.00 per common share.
Sale of All Rights to the Panamax Vessel “Navios Sagittarius”
On June 10, 2009, Navios Holdings sold to Navios Maritime Partners L.P. (“Navios Partners”) all of the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, including a long term charter-out agreement through November 2018. The sale price amounted to $34.6 million and was received entirely in cash.

12-month Option for the Capesize Navios Bonavis (ex TBN I) — Replacing Purchase Obligation
Navios Holdings released Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and instead has granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated series A units. For purposes of US GAAP, this issuance was recognized as a $6.1 million Non-Cash Income for the second quarter ended June 30, 2009.
In connection with this transaction, Navios Holdings was also released, for a two-year period, from the Omnibus Agreement restriction prohibiting Navios Holdings from acquiring qualifying vessels from third parties. Navios Holdings was not released from the requirement that it offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet. Navios Partners also issued 20,408 additional general partnership units to the General Partner in exchange for $0.2 million.
Following the above transactions, Navios Holdings owns a 46.7% equity interest in Navios Partners which includes 2% general partner interest.
Financial Highlights
•	EBITDA increased by 15.6% to $53.4 million in the second quarter of 2009 from $46.2 million in the same period in 2008

•	EBITDA increased by 13.8% to $95.8 million in the six months ended June 30, 2009 from $84.2 million fin the same period in 2008

•	Maintained net debt to book capitalization at 45.0% at June 30, 2009 compared with 43.5% at December 31, 2008

•	Shareholders’ Equity increased by 6.5% to $858.0 million at June 30, 2009 compared with $805.8 million at December 31, 2008
Dividend Policy:
The Board of Directors declared a quarterly cash dividend for the second quarter of 2009 of $0.06 per share of common stock. This dividend is payable on October 2, 2009 to stockholders of record as of September 18, 2009. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Time Charter Coverage:
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter-out vessels for periods ranging from one to 12 years. As of August 19, 2009, Navios Holdings had contracted 99.0%, 81.4%, 63.2% and 57.7% of its available days on a charter-out basis for 2009, 2010, 2011 and 2012, respectively, equivalent to $251.6 million, $307.1 million, $317.4 million and $305.7 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $25,708, $30,471, $34,627 and $35,422 for 2009, 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2009 is $10,003.
The above figures do not include vessels servicing the Contracts of Affreightment (“COA”) and Logistics businesses.
Fleet Profile:
Navios Holdings controls a fleet of 59 vessels totaling 6.3 million dwt, of which 32 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 38 vessels (eight Capesize, 13 Panamax, 16 Ultra Handymax and one Handysize product tanker vessel) totaling 3.3 million dwt and has 21 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.8 years.

Exhibit 2 displays the “Core Fleet” profile of Navios Holdings.
Financial Results
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of income for the three month periods ended June 30, 2009 and 2008. The information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.
Second Quarter 2009 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Three Months	Three Months
	ended	ended
	June 30, 2009	June 30, 2008
Revenue	$142,208	$328,040
EBITDA (*)	$53,393	$46,175
Net income (*)	$22,137	$79,166
EPS (*)	$0.21	$0.72

(*)	EBITDA, Net Income and EPS for the three months ended June 30, 2009, were positively affected by $16.8 million gain on sale of assets, $6.1 million non cash compensation from Navios Partners and were negatively affected by $13.8 million unrealized mark-to-market losses on common units of Navios Partners accounted for as available for sale securities. Net Income and EPS for the three month period ended June 30, 2008 were positively affected by the effect of a $57.3 million write-off of deferred Belgian taxes and $0.2 million gain on sale of assets.
Revenue from vessel operations for the three months ended June 30, 2009 was $107.1 million as compared to $302.5 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in Time Charter Equivalent (“TCE”) per day by 43.6% to $26,684 per day in the first quarter of 2009 from $47,313 per day in the same period of 2008 and b) the decrease in the available days for the fleet by 37.8% to 3,721 in the first quarter of 2009 from 5,987 days in the same period of 2008. The decrease in days is mainly attributable to the significantly reduced short term fleet activity by 2,461 days, from 3,035 days in the second quarter of 2008 to 574 days in the second quarter of 2009.
Revenue from the logistics business was $35.1 million for the three months ended June 30, 2009 as compared to $25.5 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which became operating in the fourth quarter of 2008) compared to the same period of 2008.
EBITDA for the second quarter of 2009 and 2008 was $53.4 million and $46.2 million, respectively. The $7.2 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $197.6 million from $280.5 million in the second quarter of 2008 to $82.9 million in the same period in 2009 and an increase in gains from sale of assets by $16.6 million. This overall favorable variance of $214.2 was mitigated mainly by a decrease in revenue by $185.8 million from $328.0 million in the second quarter of 2008 to $142.2 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $0.9 million from $6.4 million in the second quarter of 2008 to $7.3 million for the same period in 2009, an increase in general and administrative expenses by $1.7 million from $8.4 million in the second quarter of 2008 to $10.1 million for the same period in 2009 (excluding $0.5 million and $0.7 million share-based compensation for the second quarter of 2009 and 2008, respectively), a decrease in gain from derivatives by $7.1 million from $7.7 million for the second quarter of 2008 to $0.6 million for the same period in 2009, an increase in net other expenses by $10.3 million, a decrease in equity in net earnings from affiliated companies by $0.9 million, from $6.3 million for the second quarter of 2008 to $5.4 million for the same period of 2009 and an increase in income attributable to non-controlling interests by $0.3 million from $1.3 million in the second quarter of 2008 to $1.6 million in the same period of 2009.
EBITDA from the logistics business was $8.6 million for the three months ended June 30, 2009 as compared to $8.2 million during the same period in 2008.

Net income for second quarter ended June 30, 2009 was $22.1 million as compared to $79.2 million for the comparable period of 2008. The decrease of net income by $57.1 million was mainly due to the increase of depreciation and amortization by $2.7 million, the increase in net interest expense by $5.4 million and the decrease in income tax by $56.4 million due to the write-off of deferred income taxes of $57.3 million in the second quarter of 2008. These were mitigated by the increase of $7.2 million in EBITDA discussed above, as well as the $0.2 million decrease in share-based compensation.
First Half of 2009 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Six Months	Six Months
	ended	ended
	June 30, 2009	June 30, 2008
Revenue	$289,376	$654,546
EBITDA (*)	$95,771	$84,173
Net income (*)	$34,130	$93,411
EPS (*)	$0.33	$0.84

(*)	EBITDA, Net Income and EPS for the six months ended June 30, 2009, were positively affected by $16.8 million gain on sale of assets, $6.1 million non cash compensation from Navios Partners and were negatively affected by $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available for sale securities. Net Income and EPS for the six month period ended June 30, 2008 were positively affected by the effect of a $57.3 million write-off of deferred Belgian taxes and $2.7 million gain on sale of assets.
Revenue from vessels operations for the six months ended June 30, 2009 was $224.9 million as compared to $607.5 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in TCE per day by 41.2% to $27,544 per day in the first half of 2009 from $46,824 per day in the same period of 2008 and b) the decrease in the available days for the fleet by 36.7% to 7,601 in the first half of 2009 from 12,000 days in the same period of 2008. The decrease in days is mainly attributable to the significantly reduced short term fleet activity by 4,628 days, from 6,099 days in the first half of 2008 to 1,471 days in the first half of 2009.
Revenue from the logistics business was $64.4 million in the first half of 2009 as compared to $47.0 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which commenced operations in the fourth quarter of 2008) compared to the same period of 2008.
EBITDA for the first half of 2009 and 2008 was $95.8 million and $84.2 million, respectively. The $11.6 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $387.8 million from $562.5 million in the first half of 2008 to $174.7 million in the same period in 2009, an increase in equity in net earnings from affiliated companies by $2.2 million, from $8.3 million for the first half of 2008 to $10.5 million for the same period of 2009 and an increase in gains from sale of assets by $14.1 million. This overall favorable variance of $404.1 was mitigated mainly by a decrease in revenue by $365.1 million from $654.5 million in the first half of 2008 to $289.4 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $2.5 million from $11.5 million in the first half of 2008 to $14.0 million for the same period in 2009, an increase in general and administrative expenses by $3.6 million from $16.3 million in the first half of 2008 to $19.9 million for the same period in 2009 (excluding $1.1 million and $1.5 million share-based compensation for the first half of 2009 and 2008, respectively), a decrease in gain from derivatives by $9.7 million from $10.3 million for the first half of 2008 to $0.6 million for the same period in 2009, an increase in net other expenses by $11.4 million, and an increase in income attributable to non-controlling interests by $0.2 million from $1.8 million in the first half of 2008 to $2.0 million in the same period of 2009.
EBITDA from the logistics business was $14.4 million for the six months ended June 30, 2009 as compared to $14.1 million during the same period in 2008.

Net income for six months ended June 30, 2009 was $34.1 million as compared to $93.4 million for the comparable period of 2008. The decrease of net income by $59.3 million was mainly due to the increase in depreciation and amortization by $4.5 million, the increase in net interest expense by $10.3 million, the increase in drydock amortization by $0.2 million and the decrease in income taxes by $56.3 million due to the write-of of deferred income taxes of $57.3 million in the first half of 2008. These were mitigated by the increase of $11.6 million in EBITDA discussed above, as well as the $0.4 million decrease in share-based compensation.
Purchase Options:
Navios Holdings has options to acquire four of the 18 chartered-in vessels currently in operation within the next two years (two Ultra-Handymaxes, one Panamax and one Capesize) and eight of the ten long-term chartered-in vessels on order (on two of the 12 purchase options Navios Holdings holds a 50% initial purchase option).
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the three and six month periods ended June 30, 2009 and 2008.

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	3,721	5,987	7,601	12,000
Operating Days (2)	3,717	5,970	7,583	11,979
Fleet Utilization (3)	99.9%	99.7%	99.8%	99.8%
Equivalent Vessels	40.9	65.8	42.0	65.9
Time Charter Equivalent (4)	$26,684	$47,313	$27,544	$46,824

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As already announced, on Thursday, August 20, 2009 at 8:30 am EDT, Navios Holdings’ members of senior management will host a conference call to provide highlights and commentary on the second quarter and six months ended June 30, 2009.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:30 am EDT on the day of the call. The conference call details are as follows:

Call Date/Time: Thursday, August 20, 2009; 8:30 am EST
Call Title: Navios Maritime Holdings Inc. Q2 2009 Financial Results Conference Call
US Dial In: +1.888.694.4702
International Dial In: +1.973.582.2741
Conference ID: 24691566
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 24691566
This call will be simultaneously Webcast at the following Web address:
http://www.videonewswire.com/event.asp?id=61411. The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit its website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Holdings is an owner and operator of Capesize and Panamax vessels. For more information, please visit its website: www.navios-mlp.com
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars, except share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$211,500	$133,624
Restricted cash	25,531	17,858
Accounts receivable, net of allowance for doubtful accounts of $9,384 as at June 30, 2009 and $8,343 as at December 31, 2008	72,996	109,780
Short term derivative asset	108,683	214,156
Short term backlog asset	—	44
Due from affiliate companies	6,509	1,677
Prepaid expenses and other current assets	27,447	28,270

Total current assets	452,666	505,409

Deposit for vessel acquisitions	477,058	404,096
Vessels, port terminal and other fixed assets, net	938,934	737,094
Long term derivative assets	22,223	36,697
Other long term assets	55,768	46,855
Investments in affiliates	9,166	5,605
Investments in available for sale securities	31,158	22,358
Intangible assets other than goodwill	320,285	347,878
Goodwill	147,632	147,632

Total non-current assets	2,002,224	1,748,215

Total assets	$2,454,890	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$35,754	$72,520
Dividends payable	6,012	9,096
Accrued expenses	34,216	34,468
Deferred income	11,423	11,319
Short term derivative liability	66,205	128,952
Current portion of long term debt	82,190	15,177

Total current liabilities	235,800	271,532

Senior notes, net of discount	298,448	298,344
Long term debt, net of current portion	751,446	574,194
Unfavorable lease terms	66,458	76,684
Long term liabilities and deferred income	79,513	47,827
Deferred tax liability	23,326	26,573
Long term derivative liability	10,950	23,691

Total non-current liabilities	1,230,141	1,047,313

Total liabilities	1,465,941	1,318,845

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 1,870 and none issued and outstanding as of June 30, 2009 and December 31, 2008, respectively	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,205,184 and 100,488,784 as of June 30, 2009 and December 31, 2008, respectively	10	10
Additional paid-in capital	502,248	494,719
Accumulated other comprehensive loss	—	(22,578)
Retained earnings	355,754	333,669

Total stockholders’ equity	858,012	805,820
Noncontrolling interest	130,937	128,959
Total equity	988,949	934,779

Total liabilities and equity	$2,454,890	$2,253,624

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except per share data)

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$142,208	$328,040	$289,376	$654,546
Time charter, voyage and logistic business expenses	(82,883)	(280,548)	(174,682)	(562,476)
Direct vessel expenses	(7,915)	(6,885)	(15,085)	(12,518)
General and administrative expenses	(10,561)	(9,065)	(20,992)	(17,778)
Depreciation and amortization	(16,377)	(13,837)	(31,917)	(27,442)
Interest income/(expense) and finance cost, net	(14,737)	(9,307)	(29,102)	(18,799)
Gain on derivatives	645	7,743	619	10,255
Gain on sale of assets/partial sale of subsidiary	16,790	174	16,790	2,748
Other income/(expense), net	(9,784)	536	(10,992)	462

Income before equity in net earnings of affiliate companies	17,386	16,851	24,015	28,998
Equity in net earnings of affiliated companies	5,399	6,257	10,499	8,336

Income before taxes	$22,785	$23,108	$34,514	$37,334
Income taxes	962	57,360	1,594	57,868

Net income	23,747	80,468	36,108	95,202
Less: Net income attributable to the noncontrolling interest	(1,610)	(1,302)	(1,978)	(1,791)

Net income attributable to Navios Holdings common stockholders	$22,137	$79,166	$34,130	$93,411

Basic net income per share attributable to Navios Holdings common stockholders	$0.22	$0.75	$0.34	$0.88

Weighted average number of shares, basic	99,839,013	105,990,135	99,947,002	106,181,035

Diluted net income per share attributable to Navios Holdings common stockholders	$0.21	$0.72	$0.33	$0.84

Weighted average number of shares, diluted	105,281,778	110,452,110	103,562,826	110,574,248

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Six Month	Six Month
	Period ended	Period ended
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income attributable to Navios Holdings common stockholders	$34,130	$93,411
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	34,934	(28,064)
Decrease in operating assets	26,644	36,760
Increase/(Decrease) in operating liabilities	19,839	(36,270)
Payments for dry dock and special survey costs	(1,831)	(2,288)

Net cash provided by operating activities	113,716	63,549

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	—	(5,000)
Restricted cash for assets acquisition	—	(34,506)
Acquisition of vessels	(121,109)	(39,161)
Deposits for vessel acquisitions	(105,657)	(81,444)
Receipts from finance lease	268	4,569
Proceeds from sale of assets	34,600	35,088
Purchase of property and equipment	(28,002)	(36,885)

Net cash used in investing activities	(219,900)	(262,408)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	214,104	104,089
Repayment of long term debt and payment of principal	(6,948)	(24,710)
Dividends paid	(15,129)	(19,191)
Acquisition of treasury stock	(717)	(9,130)
Increase in restricted cash	(7,250)	—
Issuance of common stock	—	4,494

Net cash provided by financing activities	184,060	55,552

Increase/(decrease) in cash and cash equivalents	77,876	(143,307)

Cash and cash equivalents, beginning of period	133,624	427,567

Cash and cash equivalents, end of period	$211,500	$284,260

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$25,472	$21,328
Cash paid for income taxes	$1,191	$1,217

Non-cash investing and financing activities
Issuance of shares, preferred stock and convertible debt in connection with the acquisition of vessels	$39,070	$—

Disclosure of Non-GAAP Financial Measures
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	June 30,	June 30,
(in thousands of US Dollars)	2009	2008
Net cash provided by operating activities	$63,729	$53,930
Net increase (decrease) in operating assets	(3,008)	3,272
Net increase in operating liabilities	(24,925)	(19,826)
Net interest cost	14,737	9,306
Deferred finance charges	(1,419)	(461)
Provision for losses on accounts receivable	(1,041)	—
Unrealized loss on FFA derivatives, warrants and interest rate swaps	(207)	(2,863)
Earnings in affiliates and joint ventures, net of dividends received	(2,201)	3,460
Payments for drydock and special survey	244	485
Non-Controlling interest	(1,610)	(1,302)
Unrealized losses on available for sale securities	(13,778)	—
Non cash compensation received	6,082	—
Gain on sale of assets/partial sale of subsidiary	16,790	174

EBITDA	$53,393	$46,175

Six Months Ended	June 30,	June 30,
(in thousands of US Dollars)	2009	2008
Net cash provided by operating activities	$113,716	$63,549
Net decrease in operating assets	(26,644)	(37,160)
Net (increase) decrease in operating liabilities	(19,839)	36,668
Net interest cost	29,102	18,799
Deferred finance charges	(2,128)	(925)
Provision for losses on accounts receivable	(1,041)	—
Unrealized loss on FFA derivatives, warrants and interest rate swaps	(3,820)	(3,167)
Earnings in affiliates and joint ventures, net of dividends received	(2,522)	3,164
Payments for drydock and special survey	1,831	2,288
Non-Controlling interest	(1,978)	(1,791)
Unrealized losses on available for sale securities	(13,778)	—
Non cash compensation received	6,082	—
Gain on sale of assets/partial sale of subsidiary	16,790	2,748

EBITDA	$95,771	$84,173

EXHIBIT 2
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Pollux	Capesize	2009	180,727
Navios Happiness	Capesize	2009	180,022
Navios Bonavis	Capesize	2009	180,022
Vanessa	Product Handysize	2002	19,078
Owned Vessels to be delivered

Vessel Name	Vessel	Delivery Date	Deadweight
			(in metric tons)
Navios Aurora II	Capesize	10/2009	172,000
Navios Lumen	Capesize	11/2009	181,000
Navios Antares	Capesize	11/2009	172,000
Navios Stellar	Capesize	12/2009	172,000
Navios Phoenix	Capesize	1/2010	180,000
Navios Fulvia	Capesize	8/2010	180,000
NB2	Capesize	8/2010	180,000
NB3	Capesize	9/2010	180,000
NB4	Capesize	2/2011	180,000
NB5	Capesize	10/2010	180,000
NB6	Capesize	12/2010	180,000

Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	170,500	No
Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(1)
			(in metric tons)
Phoenix Beauty	Capesize	01/2010	170,500	No
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	02/2011	35,000	Yes	(2)
Navios TBN	Handysize	04/2011	35,000	Yes	(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.